Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

March 24, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Sonia Gupta Barros, Esq.

Re:	American Realty Capital Properties, Inc.
Form S-l1
Filed February 11, 2011
File No. 333-172205

Dear Ms. Barros:

On behalf of our client, American Realty Capital Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 10, 2011 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on February 11, 2011 (No. 333-172205) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

General

1.
We note that your executive officers have agreed to purchase shares in you in a concurrent private placement.  Please provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering.  Please see Securities Act Release No. 8828 (Aug. 10, 2007).

The Company believes that the offer of shares of Class B Common Stock to the Company’s executive officers constitutes a valid private placement pursuant to Section 4(2) of the Securities Act that is not vitiated by the filing of the Registration Statement.   Securities Act Release No. 8828 provides that it is the Staff’s view “that the determination as to whether the filing of the registration statement should be considered to be a general solicitation or general advertising that would affect the availability of the Section 4(2) exemption for a concurrent unregistered offering should be based on a consideration of whether the investors in the private placement were solicited by the registration statement or through some other means that would otherwise not foreclose the availability of the Section 4(2) exemption.”  The Release goes on to state that “if the prospective private placement investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4(2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4(2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was in file with the commission.”  Additionally, the Release provides that “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.

In the instant situation, the concurrent private placement of shares of Class B Common Stock to the Company’s executive officers should not be integrated into the current public offering because these executive officers were not solicited to buy these shares as a result of the filing of the Registration Statement.  Each of these executive officers owns an equity interest in the Company’s sponsor.  Moreover, each of these executive officers was actively involved in the formation of the Company and the preparation of the Registration Statement.  As a result, and essentially by definition, these private placement investors had a substantive, pre-existing relationship with the Company.  In fact, the Registration Statement (which was prepared with the active involvement of these executive officers) contemplated that the Class B Common Stock would be bought by them.  These executive officers did not become aware that the Class B Common Stock would be available for sale as a result of the Registration Statement; in fact, they each expected to buy these shares of Class B Common Stock prior to the time the Registration Statement was filed.  Additionally, as a result of these executive officers’ relationship with the Company, they (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the Company as a result of the general solicitation by means of the Registration Statement.   Accordingly, consistent with Securities Act Release No. 8828, the concurrent private placement should not be integrated with the Company’s proposed offering.

2.	Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 2 and 4, without limitation, the following examples:

•
“To date, our track record has been excellent and, to our knowledge, there have been no defaults or delinquencies on any of these net lease transactions.  To our knowledge, we will be one of the few institutional real estate companies, if not the only institutional real estate company, focused on investing in single tenant, freestanding commercial real estate that is net leased on a medium-term basis, primarily to investment grade credit rated and other credit worthy tenants.”

•	The Home Depot property is “located in a strong market.”

•
“While investments in credit tenant net lease properties are subject to the same credit risk as unsecured bond obligations, (the failure of the underlying tenant or bond issuer), we believe the yields on credit tenant net lease properties generally exceed the yields on comparably rated bonds.”

Clearly mark the specific language in the supporting materials that supports each statement.  Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

We advise the Staff that the Company will supplementally provide supporting material for all quantitative and qualitative business and industry in the registration statement, clearly marking the supporting data.  Please note that where the Company was unable to obtain supporting materials, it has removed or revised the statements in the Registration Statement.  None of the supporting materials were prepared specifically for the Company in connection with this offering.

Prospectus Cover Page

3.	Please clarify that you will terminate the offering in 60 days from the effective date of the offering, even if you do not sell the maximum offering amount.

We advise the Staff that the prospectus cover page has been revised to clarify that the offering will end no later than 60 days from its effective date, even if the maximum offering is not sold by such date.

4.	Please revise to identify your dealer manager.

We advise the Staff that the prospectus cover page has been revised to identify the dealer manager of the offering.

5.	Please explain the difference between a “reasonable best efforts” offering and a “best efforts” offering.

The Company has revised its disclosure concerning reasonable best efforts to state that reasonable best efforts means that the dealer manager must use its “good faith efforts and reasonable diligence to sell shares of the Class A Common Stock but is not otherwise obligated to purchase any specific number or dollar amount of such shares”.  The Company believes that the definition of reasonable best efforts is materially the same as that used by many courts in defining the term “best efforts.”  See Kenneth A. Adams, “Understanding ‘Best Efforts’ and Its Variants (Including Drafting Recommendations),” 50 Prac. Law. 11, 14  (2004). However, a few cases have suggested that the term “best efforts” could require extraordinary efforts, including the undue expenditure of funds and this has led to widespread usage of the term reasonable best efforts by practicioners. The Company believes that the use of the term reasonable best efforts simply clarifies the meaning by eliminating the possible interpretation of the term best efforts to require extraordinary efforts, rather than changing the generally understood meaning of best efforts.

Please note that the Staff has recently declared effective offerings of securities of non-traded REITs sponsored by the Company’s sponsor on a “reasonable best efforts” basis, including American Realty Capital Healthcare Trust, Inc. and American Realty Capital – Retail Centers of America, Inc.  Additionally, a number of other offerings have been conducted on a “reasonable best efforts” basis. For other offerings conducted on a “reasonable best efforts” basis, please see, for example:  exhibit 10.1 to Form 8-K for Transatlantic Petroleum Ltd., filed on September 28, 2010; exhibit 10.20 to Form S-1/A for International Stem Cell Corp., filed on March 26, 2010; exhibit 10.7 to Form 8-K for Sinocoking Coal & Coke Chemical Industries, Inc., filed on March 15, 2010; exhibit 10.2 to Form 8-K for ZBB Energy Corp., filed on March 8, 2010; exhibit 1.1 to Form S-1 for Antigenics Inc., filed on August 12, 2009; exhibit 10.41 to Form S-1/A for Amaizing Energy Holding Company, LLC, filed on February 12, 2008; and exhibit 2.H to Form N-2/A for Citigroup Alternative Investments Trust, filed on June 2, 2006.

Registration Statement Cover Page

6.	Please revise your cover page to indicate that you are relying upon Rule 415.

We advise the Staff that the cover page has been revised to indicate that the Company is relying upon Rule 415.

Table of Contents, page (i)

7.
We note the statement that the accuracy and completeness of information obtained from other sources is not guaranteed.  This statement appears to disclaim the issuer’s responsibility for information in the registration statement.  As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

We advise the Staff that the referenced statement has been removed.

Prospectus Summary, page 1

8.
Please revise your disclosure, as appropriate, to clarify the interests in the properties that will be retained by ARC and its affiliates and the interest that will be transferred to you.  To the extent that your interest in any of the contribution properties will be less than 100%, please describe.  Additionally, please disclose the amounts that will be received, on an individual basis, by ARC and each of its affiliates as a result of these transactions.  Further, please disclose the amount of debt, on an individual basis, that is recourse to ARC and each of its affiliates that you will repay with proceeds of this offering or with the proposed mortgage loan.

We advise the Staff that ARC Real Estate Partners, LLC will contribute 100% of its ownership interest in the properties being transferred to the Company’s operating partnership.  Further, the “Prospectus Summary – Material Benefits to Related Parties” section has been revised to identify the percentage interests in ARC Real Estate Partners, LLC held by each of Messrs. Schorsch, Kahane, Budko, Block and Weil.  Additionally, disclosure has been added to disclose the amount of debt owed by each property subsidiary being contributed to the Company’s operating partnership that is recourse to ARC and its affiliates that will be repaid in connection with this offering.

9.	Please revise your disclosure, as appropriate, to clarify that your investments are not currently diversified by tenant or industry because you only have two tenants in two industries.

We advise the Staff that the prospectus has been revised to clarify that the Company’s current portfolio does not reflect a diversity of tenants or industries.

Our Company, page 1

10.	We note your definition of credit tenants on page 2. Please explain why a tenant that is not investment grade or rated should be considered a credit tenant or revise.

We advise the Staff that the following disclosure has been added to the prospectus:  “To the extent we determine that a tenant is a ‘credit tenant’ even though it does not have an investment grade credit rating, we do so based on ARC’s reasonable determination that a tenant should have the financial wherewithal to honor its obligations under its lease with us.  This reasonable determination is based on ARC’s substantial experience closing net lease transactions and is made after evaluating all tenant due diligence materials that are made available to us, including financial statements and operating data.”

11.
We note your disclosure that your continuing properties are 100% leased.  However, we also note that two of your properties are vacant.  Please revise your disclosure that the properties are 100% leased to account for the two vacant properties.

We advise the Staff that the prospectus has been revised to account for the two vacant properties.

12.
We note your disclosure that the weighted average remaining lease term is 9.9 years.  However, it appears that this is only because of the Home Depot property.  Please provide disclosure regarding the weighted average remaining lease term separately for each of your tenants.

We advise the Staff that the prospectus has been revised to disclose the weighted average lease term with respect to the properties leased to Citizens Bank and the lease term with respect to the property leased to Home Depot.

Our Manager and ARC, page 3

13.
Please explain why you believe your structure provides a benefit to your stockholders and explain why you believe you would not be able to attract equally qualified personnel to those currently employed by your manager.

We advise the Staff that the prospectus has been revised to explain that, because the Company is newly formed, holds limited assets and has a limited ability to pay substantial salaries and benefits, it believes the structure provides it a more capable and diverse team of personnel that it would otherwise be able to attract.

Market Opportunity, page 4

14.
We note that you have included a significant amount of information, both here and starting on page 83, regarding the types of tenants that could potentially occupy single tenant buildings and the number of properties within each segment.  While you may target tenants in any of these market segments, the information provided makes it appear as though there will be a significant number of properties that you may invest in.  We note that when you acquire money to invest in additional properties, you are seeking tenants with very specific lease terms.  It therefore appears that properties available in the market segments will be substantially more limited than your current disclosure indicates.  Further, it is not clear that these types of tenants will seek to enter into leases within the time period limits you have specified.  Please also see your reference to a $1.2 trillion market in the MD&A.  Please revise your disclosure as appropriate to focus more on the properties and tenants that meet your investment objectives.  Please note that we may have further comments.

We advise the Staff that the prospectus has been revised to clarify that the Company will target the acquisition of such net leased properties as the terms of the existing leases have been reduced to three to eight years.  Additionally, the prospectus has been revised to focus more on the properties and tenants that meet the Company’s investment objectives.

Business and Growth Strategies, page 7

15.	Please clarify whether the parent companies of Citizens Bank or Home Depot would have any obligations in the event your tenant is unable to pay rent when due.

We advise the Staff that the prospectus has been revised to clarify that the parent companies of the Citizens Bank and Home Depot tenants would not have any obligations in the event the tenants defaulted under their respective leases with the Company.

Maximize Cash Flow Through Internal Growth, page 8

16.
We note your disclosure that you have “embedded rental rate growth” in your leases.  It appears that this is not a fixed amount but is instead contingent upon the prosperity of the tenant and therefore is not guaranteed.  Please clarify this or advise.  To the extent you have rent escalation clauses in your leases that are not based on performance, please disclose this.  Please disclose the percentage of leases with rent escalation clauses, based on the type of clause, and a representative range of the escalation.

We advise the Staff that the prospectus has been revised to clarify that 100% of the Company’s leases provide for period increases in rent, which increases average 2.38% per annum on a weighted average basis.

Our Portfolio, page 9

17.	Please revise the disclosure in this section to account for the two vacant properties in the chart.

We advise the Staff that the referenced chart has been revised to account for the two vacant properties.

18.
We note your disclosure regarding average annual rent.  Please advise us how tenant concessions impact this calculation.  Note that we believe the term “net effective rent” as used in Form S-11 refers to the rent rate as adjusted for tenant concessions.  We may have further comment.

We advise the Staff that the prospectus has been revised to clarify that tenant concessions are not reflected in the calculation of average annual rent because they were not incurred by the Company or an ARC Predecessor Company.

Summary Risk Factor, page 10

19.
Please add a risk factor to address the conflicts associated with the fact that your management has multiple other filings either in the registration process or that recently were taken effective, to which they will have to devote substantial time.

We advise the Staff that the following risk factor has been expanded to account for the conflicts associated with the management of multiple other filings by the Company’s management, to which they will have to devote substantial time: “We will be dependent on ARC and its key personnel, especially Messrs. Schorsch, Kahane, Budko, Block and Weil, who provide services to us through the management agreement and the acquisition and capital services agreement, and we may not find a suitable replacement for our Manager and ARC if the management agreement and the acquisition and capital services agreement is terminated, or for these key personnel if they leave ARC or otherwise become unavailable to us.”

Formation Transactions, page 12

20.
We note that the investment value of your portfolio was determined by Butler Burgher Group.  Please file their consent as an exhibit to the registration statement.  Refer to Section 7(a) and Rule 436 of the Securities Act.

We advise the Staff that the consent of Butler Burgher Group is being filed as an exhibit to the Registration Statement.

21.	We note that you anticipate repaying the mortgage indebtedness using a new $55 million mortgage loan. Please disclose the impact on your proposed transaction if you are not able to secure the loan.

We advise the Staff that that the prospectus has been revised to disclosed the impact of not being able to secure the new $55 million mortgage loan.

Our Structure, page 14

22.
Please revise the chart to disclose the Class B shares that will be held by management and disclose that management will be able to control the company because it will elect two-thirds of the directors even though public stockholders will hold the majority of the Class A shares.  Additionally, please clarify the amount of Class A shares that may ultimately be controlled by ARC and its affiliates.

We advise the Staff that the chart has been revised to disclose the Class B shares that will be held by management and to disclose that management will have effective control over the Company because it will elect two-thirds of the directors even though public stockholders may hold substantially all of shares of Class A Common Stock.  Additionally, disclosure has been added to clarify that ARC may buy shares of Class A Common Stock in the offering and with respect to the reservation of up to 50% of the Class A Common Stock for sale under the directed share program.

Management Agreement, page 16

23.	Please clarify whether the management agreement can be terminated prior the expiration of the initial ten-year term.

We advise the Staff that prospectus has been revised to clarify that during the initial term of the management agreement, it may be terminated by the Company only for cause.

24.	Please revise your disclosure regarding the incentive fee to be paid to your manager to clearly explain how the fee it will be calculated. Your current disclosure is difficult to comprehend.

We advise the Staff that disclosure has been added to clearly explain how the incentive fee to be paid to the Manager will be calculated.

The Offering, page 23

25.
Please explain what you mean by your statement:  “Shares of our Class A and Class B Common Stock will be treated on a proportionate and pari passu basis for all other purposes, including distribution rights.” Additionally, we note your disclosure that the Class B shares will, in addition to having the right to elect two-thirds of the board, have certain other rights not available to Class A shareholders, including, but not limited to, the right to request appraisals and the right to dissent from extraordinary transactions.  Please clarify this and add a risk factor as appropriate to address the risks to the Class A shareholders that result from the Class B shareholders’ greater rights.

We advise the Staff that disclosure has been added to account for all the differences between the rights of the Class A and Class B Common Stock.  Please note that the following risk factor addresses the risks to the holders of Class A Common Stock that result from the greater rights of the holders of Class B Common Stock:  “The rights of the holders of the shares of Class B Common Stock, including the right to elect 2/3 of the board of directors and the right to maintain the voting rights and privileges of the Class B Common Stock in the event of a significant corporate transaction and to vote as a separate class on our dissolution, will limit the ability of holders of the shares of Class A Common Stock to influence corporate matters, including electing a new slate of directors if stockholders are unhappy with our performance.”

Risk Factors, page 27

26.
Your risk factor section includes a substantial number of risks that appear generic to any issuer or offering.  Please revise these risk factors to demonstrate risks specific to you.  Refer to Item 503(c) of Regulation S-K.

We advise the Staff that the risk factors section of the prospectus has been revised to demonstrate risks specific to the Company.

There are various conflicts of interest…, page 40

27.	Please disclose the personal investment limit and explain who would be considered to be a covered person.

We advise the Staff that disclosure has been added to disclose the personal investment limit and explain who would be considered a covered person.

Use of Proceeds, page 58

28.	In footnote 1, please quantify the amount of start-up costs that were paid by your sponsor and the purpose of these costs.

We advise the Staff that disclosure regarding the amount and purpose of the start-up costs has been added to footnote 1 to the “Use of Proceeds” table.

Capitalization, page 59

29.	Please revise your table to present the pro forma effects of the formation transactions separately from the offering.

We advise the Staff that the referenced table has been revised to present the pro forma effects of the formation transactions separately from the offering.

Dilution, page 60

30.
It appears you have calculated your dilution information based on your net book value; please revise your filing to calculate your dilution information using net tangible book value.  Also, within footnotes (2), (5), and (6) to your revised dilution table, please disclose the amounts and line items you have used to calculate net tangible book value.

We advise the Staff that the prospectus has been revised to calculate dilution using net tangible book value and footnotes (2), (5) and (6) have been revised to disclose the amounts and line items used to calculate net tangible book value.

31.	Please revise footnotes (2), (5) and (6) to disclose the number of shares used in your denominator.

We advise the Staff that footnotes (2), (5) and (6) have been revised to disclose the number of shares used in the denominator.

Distribution Policy, page 62

32.	It appears that you are projecting an initial dividend amount. Please revise your filing to include a distribution table or an alternative basis for your projected dividend.

We advise the Staff that the “Distribution Policy” section of the prospectus has been revised to include a distribution table.

33.	Please clarify whether you may use proceeds of the offering to pay distributions and whether you may pay distributions using shares of your common stock.

We advise the Staff that the prospectus has been revised to clarify that the Company may pay distributions from net offering proceeds.  Additionally, the prospectus discloses that the Company may make distributions of shares of its stock.

Selected Financial Data, page 63

34.
We note your non-GAAP pro forma balance sheet on page 66.  Please tell us how you determined it was appropriate to present a full non-GAAP balance sheet as it appears to attach undue prominence to the non-GAAP information.

We advise the Staff that the non-GAAP balance sheet has been revised to present a condensed balance sheet so as not to place undue prominence on the non-GAAP financial information.  In addition, disclosure has been added to the paragraph preceding the table to refer the reader to the presentation of the Company’s GAAP based financial information and audited financial statements of the predecessor companies.

35.
To the extent you believe it is appropriate to retain this non-GAAP pro forma balance sheet, please tell us how you determined that it was not necessary to fair value the debt assumed, how you determined it was necessary to continue to record deferred financing costs for the debt assumed, and how you determined it was appropriate to continue to record the carryover deferred rent for the leases assumed.

We advise the Staff that the prospectus has been revised to adjust the debt to fair value and remove the financing fees from the balance sheet.  The deferred rent represents prepaid rent collected by the predecessor companies prior to the due date which would be transferred to the new company at settlement and therefore is maintained on the condensed balance sheet.

Management’s Discussion and Analysis … page 67

Overview, page 67

36.
We note that your portfolio leverage is currently 56% and that you intend to rely on leverage to invest in a greater number of assets and enhance returns.  Please add a risk factor to address the risks associated with being highly leveraged and the impact this will have on your ability to make distributions in the future.

We advise the Staff that the following risk factor addresses the risks associated with being highly leveraged and the impact this will have on the Company’s ability to make distributions in the future:  “Our organizational documents have no limitation on the amount of indebtedness that we may incur.  As a result, we may become highly leveraged in the future, which could adversely affect our financial condition.”

37.	Please tell us if management views net operating income as a key performance indicator.

We advise the Staff that, because the properties to be contributed to the Company and the properties the Company intends to purchase in the future are properties under net lease arrangements, there are generally no operating expenses associated with the properties. As a result, management of the Company does not consider net operating income a key performance indicator.

Business Environment, page 68

38.
Please clarify whether your two current tenants are experiencing financial difficulties related to current economic conditions.  Additionally, please disclose how management will address the problem if your tenants are unable to satisfy their obligations if applicable.

We advise the Staff that the prospectus has been revised to clarify that the Company’s current tenants have performed positively in the fiscal year ended December 31, 2010.  In addition, disclosure has been added to address how management will address the problem if any of its tenants are unable to satisfy their obligations under their respective leases.

Results of Operations, page 73

39.
Please provide us a detailed description of how you determine the “same store property” pool.  Please specifically address whether there are conditions beyond ownership during both periods that may cause a property to be excluded from the pool, such as major renovations or property repositioning efforts.

We advise the Staff that the Company considers the “same store property” pool to be properties that were owned by the predecessor companies during the entire comparative periods.  There have been no major renovations or repositioning efforts on the contributed properties to date, therefore no properties have been excluded from the “same store property” pool due to these types of activities.  Further, disclosure has been added in the prospectus in the rental income comparison within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to clarify how the “same store property” pool was analyzed.

40.	In discussing period to period changes in property revenues, please provide analysis on the relative contribution of changes in occupancy, base rent and percentage rent to overall changes in revenues.

We advise the Staff that disclosure has been added with respect to the analysis of rental income to address the effect of changes in occupancy and base rent to overall changes in revenue for the comparative years of December 31, 2010 to 2009.  Please note that none of these factors apply to the comparable periods of 2009 to 2008 and none of the contributed properties had percentage rent arrangements.

Funds From Operations and Modified Funds From Operations, page 76

41.	Please tell us why you believe MFFO is an appropriate measure of your historical operating performance given that a key aspect of your business strategy is to acquire additional properties.

We advise the Staff that, although a key aspect of the Company’s business strategy is to acquire additional properties, the Company believes MFFO is an appropriate measure of the Company’s operating performance.  In part, the Company’s belief is based on the fact that such results adjust for non-recurring, non-operational activities.  MFFO provides an investor with a financial measure that can be used to compare current and historical operational trends with that of other similar entities without impacting such results by the inclusion of one-time or non-recurring items that create volatility which can be deemed misleading.

42.	Please tell us how you have complied with Item 10(e)(1)(ii)(B) of Regulation S-K, or tell us how you determined it was appropriate to excluded charges classified as infrequent to arrive at MFFO.

We advise the Staff that the Company believes it is appropriate to exclude charges classified as infrequent to arrive at MFFO since this non-GAAP financial measure is used to measure operating performance.  The infrequent charges included within the Company’s definition of MFFO are of a non-operational nature.  The use of MFFO is intended to focus on operating fundamentals rather than non-recurring or infrequent events unrelated to the Company’s ongoing normal operations.

Liquidity and Capital Resources, page 77

43.
We note you anticipate obtaining a new $55 million fixed rate mortgage loan.  To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements, and any other material terms.

We advise the Staff that, to the extent that the relevant terms of the new $55 million mortgage loan are known prior to the effectiveness of the offering, the prospectus will be revised to include the terms of such mortgage loan.

44.
Please provide a more detailed analysis of your anticipated uses of cash in the next year, including debt principal, interest payments, dividend commitments, anticipated capital expenditures and other material cash uses.  Please describe the sources of cash you anticipate using for these purposes.  If you intend to use offering proceeds as a source of cash to meet these near term liquidity needs, please address the fact that you may only raise the minimum amount in the offering.  Please also clarify how you will meet your financial requirements in the next year if you are not able to obtain the $55 million fixed rate mortgage loan.

We advise the Staff that gross proceeds raised in excess of the minimum offering amount will be utilized primarily to refinance the loan secured by the continuing properties leased to Citizens Bank and the two TRS properties, acquire additional medium term net leased properties that the Company believes generate attractive risk-adjusted investment returns and, to a lesser extent, to fund distributions.  The Company expects to leverage these acquisitions by incurring debt financing at a debt to gross asset value ratio of approximately 45-55% at then-current market interest rates.  If the Company is not able to obtain the $55 million fixed rate mortgage loan that it expects to obtain concurrently with the closing of this offering, then the Company will seek other methods to refinance this loan, including raising both additional debt or equity, or negotiating for a loan extension with the lender.  Please see ‘‘Risk Factors —Sixty-two of our 63 properties are encumbered by mortgage indebtedness that is maturing in the short-term, which indebtedness we may not be able to refinance upon maturity.’’  Please note that the prospectus has been revised to include the foregoing information.

Business and Properties, page 82

Overview, page 82

45.
We note that your statement that there have been no defaults or delinquencies on any net lease transaction to date is qualified to your knowledge.  Please tell us why you have qualified this statement and why this information may not be readily available to you.

We advise the Staff that the prospectus has been revised to remove the qualification to the Company’s knowledge with respect to the referenced statement.

46.	We note your disclosure that you are “presently reviewing several acquisition opportunities.” Please clarify the likelihood of you acquiring some or all of these properties.

We advise the Staff that the prospectus has been revised to clarify that these potential investments remain preliminary in nature and are not subject to any letter of intent or other agreements and, accordingly, there can be no assurance that the Company will purchase any of them.

Market Opportunity, page 83

47.
Please provide an analysis as to why third-party attributed disclosure is not expertized disclosure requiring a consent as per Rule 436.  Refer to Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Securities Act Sections Compliance and Disclosure Interpretation 141.02, in providing an example to illustrate an instance in which third-party data is not expertized disclosure requiring a consent per Rule 436, provides that “if the disclosure states that management or the board prepared the purchase price allocations and in doing so considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributed the purchase price allocation figures to the registrant and not the third party expert, then there would be no requirement to comply with  Rule 436 with respect to the purchase price allocation figures as the purchase price allocation figures are attributed to the registrant.” We advise the Staff that, in estimating the real estate value of the U.S. net lease market, the Company’s sponsor considered the data made available to the Company’s sponsor through First Research’s fee-based service.  The prospectus has been revised to clarify that this estimated real estate value represent’s ARC’s estimate and is therefore attributed to the Company, and not the third-party source.  Accordingly, the Company does not believe that a consent of the third-party data provider requires a consent as per Rule 436.

Business and Growth Strategies, page 89

Investing in High Quality Cash Flows, page 89

48.	Please explain how you determined that the tenants are of “high credit quality.”

We advise the Staff that the prospectus has been revised to clarify that tenants have been determined to be of high credit quality by the Company based on the credit ratings of the Citizens Banks tenants and the parent of the Home Depot tenant.

Acquiring “Critical Use” Properties Net Leased to Clients, page 89

49.	Please explain the phrase “critical use.”

We advise the Staff that the prospectus has been revised to explain the meaning of the phrase critical use.

Our Competitive Strengths, page 91

50.	Please specify which filings have been taken effective and which are still in the registration process.

We advise the Staff that the prospectus has been revised to indicate which filings have been taken effective and which are still in the registration process.

Our Portfolio, page 92

Leases by Tenant, page 94

51.	Please tell us how you determined it was appropriate to only include selected financial information for RBS Citizens, N.A., instead of providing audited financial statements.

We advise the Staff that the selected financial information for the Company’s Citizens Bank tenants was obtained from the website of the Federal Deposit Insurance Corporation (FDIC).  The Company has been unable to verify with the FDIC nor RBS Citizens, N.A. whether the financial information provided to the FDIC and made available on its website is audited.  The Company did not include full audited financial statements so that undue prominence is not placed on financial information which may not be audited.  The Company also has been unable to obtain the audited financial information from RBS Citizens, N.A.  Upon obtaining confirmation from the FDIC that the financial information on its website is audited, or otherwise obtaining the audited financial information, and in any event prior to the effectiveness of the Registration Statement, the Company will amend the Registration Statement to include the audited financial statements of its Citizens tenants.

52.
We note your disclosure that RBS Citizens, N.A.  is a subsidiary of The Royal Bank of Scotland Group plc, please tell us and disclose in your filing if The Royal Bank of Scotland Group plc provides any guarantees related to your leases with their subsidiary.

We advise the Staff that the prospectus has been revised to clarify that neither Citizens Financial Group, Inc. (CFG), the parent of RBS Citizens, N.A. and Citizens Bank of Pennsylvania, nor The Royal Bank of Scotland Group plc, CFG’s parent, provides any guarantees related to the Company’s leases with RBS Citizens, N.A. nor Citizens Bank of Pennsylvania.

53.	Please clarify which leases are triple net leases and which are double net leases.

We advise the Staff that the prospectus has been revised to clarify that all of the Company’s current leases are triple net leases.

54.
Please disclose the capitalization rates applicable to your properties.  Also include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

We advise the Staff that the prospectus has been revised to disclose the capitalization rate applicable to the Company’s portfolio of properties and to include a description of how the Company calculates the capitalizations rate.

55.
Please provide disclosure regarding the two TRS properties, including where the properties are located, the leasable square footage, how long they have been vacant and the form of ownership.  Please also describe any material expenditures required to maintain those vacant properties.

We advise the Staff that the prospectus has been revised to include the required disclosure with respect to the two TRS properties.

Investment Valuation of Portfolio, page 99

56.
We note that the valuation was created assuming a 6.25% annual return to investors.  However, we also note that you intend to provide an annual distribution rate of 7%.  Please advise how your portfolio will be able to cover the proposed annual distribution rate of 7% in light of the fact that the valuation assumed only a 6.25% annual return.

We advise the Staff that the 6.25% annual return to investors assumed in the investment valuation of the Company’s portfolio of properties is based upon an unleveraged return.  By utilizing positive leverage, subordinating certain fees and subsidizing certain general and administrative expenses, the Company will be able to pay its stockholders an annual distribution rate of 7%.  Please note that the “Distribution Policy” section of the prospectus has been revised to add a table illustrating how the Company will be able to pay its stockholders an annual distribution rate of 7%.

Underwriting and Due Diligence Process, page 103

57.	Please explain what you mean by “implied investment grade credit rating.”

We advise the Staff that the prospectus has been revised to explain that an implied investment grade credit rating is as determined by third parties that calculate the probability of a company defaulting on its obligations based on the market value of its assets, its volatility and its current capital structure.

Conflict of Interest and Related Policies, page 126

58.
Please provide disclosure regarding the potential conflicts of interest and the related policies in this section.  Additionally, please ensure that you disclose all of the potential conflicts.  For example only, we note that you or your affiliates currently have multiple other filings that are either still in the registration process or were recently taken effective.  Please revise your disclosure to address all of the conflicts associated with managing and raising funds for all of these affiliated companies at the same time.  Please disclose conflicts that may be present for your dealer manager in finding investors for you as well as your other affiliated entities.  Please discuss conflicts that may be present for you manager.  Please add risk factors to address these risks as appropriate.

We advise the Staff that the prospectus has been revised to disclose all of the potential conflicts of interests faced by the Company’s and the Manger’s management and the related policies to such conflicts.  In addition, the risk factors section has been revised to address such conflicts of interest.

Certain Relationships and Related Party Transaction, page 127

59.	Please ensure that all of the disclosure required by Item 404 of Regulation S-K is presented in this section rather than referencing other sections of the prospectus.

We advise the Staff that the prospectus has been revised to disclose all of the items required by Item 404 of Regulation S-K in this section.

Structure and Formation of Our Company, page 135

Overview, page 135

60.
Please revise your bulleted list of significant elements of the formation transaction to  include that you will assume the $13,850,000 mortgage note payable secured by the property leased to Home Depot.

We advise the Staff that the referenced section of the prospectus has been revised to specifically reference the assumption by the Company of the $13,850,000 mortgage note secured by the property leased to Home Depot.

Formation of Our Company and Our Operating Partnership, page 135

61.	Please explain the purpose in transferring two of the properties to a taxable REIT subsidiary.

We advise the Staff that the prospectus has been revised to explain that the purpose of transferring two of the properties to a taxable REIT subsidiary is to provide the Company with more flexibility in pursuing strategic alternatives for these properties (including their sales) without violating the rules applicable to REITs.

Specifically, these two properties being contributed to a taxable REIT subsidiary currently have no rent paying tenants.  These are the only properties the Company will initially own that are vacant.  The Manager will likely commence marketing efforts to lease these properties to a credit worthy tenant.  In the event the Manager is not successful in leasing the properties in the short-term, it is likely these properties would be sold to an unrelated third-party.  It is likely such dispositions would result in a taxable gain which may be deemed a prohibitive transaction under Internal Revenue Service guidance if sold directly by the Company or its operating partnership.  At the time of the formation transactions, the outcome of these efforts will be unknown.  Therefore, the two properties will be contributed to a taxable REIT subsidiary.  If a disposition occurs, any corresponding taxable gains resulting from such sales will be subject to applicable Federal and state taxes.

The Financing Transactions, page 137

62.	Please explain the phrase “bad boy guarantees.”

We advise the Staff that the prospectus has been revised to replace the phrase “bad boy guarantees” with an explanation of such guarantees.

63.	Please explain when you would deem it appropriate and when you would not deem it appropriate to request that the lenders release your principals from their obligations under these guarantees.

We advise the Staff that the prospectus has been revised to explain that, in connection with the assumption of the Home Depot loan by the Company, the Company has requested that the lender with respect to such indebtedness release the Company’s principals from liability under their respective guarantees upon completion of the formation transactions.

64.
Please clarify which indebtedness these guarantees relate to and file the agreements related to these guarantees in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file these agreements.  Please also revise your disclosure to provide a brief description of the guarantees.

We advise the Staff that the prospectus has been revised to clarify that these guarantees relate to the Home Depot loan and to provide a brief description of such guarantees.  In addition, these guarantees have been filed as exhibits to the Registration Statement.

Description of Stock, page 140

65.	Please provide separate sections to disclose the attributes of the Class A shares and Class B shares. Please ensure that you address all of the differences in the treatment of these shares.

We advise the Staff that the prospectus has been revised to provide a table comparing the attributes of the Class A Common Stock with the attributes of the Class B Common Stock.

Description of the Partnership Agreement ... page 153

Redemption Rights of Qualifying Parties, page 158

66.
We note that you have excluded yourself from the 12 month holding period related to the OP units.  Please tell us if the common shares that you may issue upon redemption of your units will be issued in a transaction exempt from registration under the Securities Act.

We advise the Staff that the prospectus has been revised to clarify that the Company has no right to exchange its OP units for shares of its Class A Common Stock.

Plan of Distribution, page 183

Selling Commissions and Dealer Manager Fees, page 183

67.	We note your disclosure that shares will initially be offered at $12.50 per share. Please advise what will cause the offering price of the shares to change or revise.

We advise the Staff that the prospectus has been revised to remove the word “initially” so that the sentence now reads as follows:  “Shares sold by the dealer manager to the public will be offered at the offering price set forth on the cover of this prospectus.”

Directed Share Program, page 184

68.
We note that 50% of the shares are reserved for sale to your affiliates.  Please advise whether these shares will count toward the minimum offering amount.  Additionally, please add disclosure in an appropriate section and add a risk factor to disclose the impact of affiliates purchasing 50% of your shares.  For example, please clarify that, if the affiliates purchase 50% of your shares, your directors will be selected entirely by your affiliates.  Finally, please clarify whether shares purchased in the directed share program will be subject to a lock-up agreement.

We advise the Staff that the prospectus has been revised to clarify that any shares sold through the directed share program will count toward the minimum offering and will not be subject to any lock-up agreement.  In addition, disclosure has been added to footnote 4 to the organizational chart in “Prospectus Summary – Our Structure” to disclose the impact of affiliates purchasing shares pursuant to the directed share program and the following risk factor has been revised to account for such potential purchase:  “Our sponsor, the contributor and our principals will have significant influence over our affairs.”

Financial Statements

General

69.
To the extent interim financial statements for ARC Income Properties, LLC and ARC Income Properties III, LLC are provided in future amendments, please confirm for us that you will provide statements of operations and statements of cash flows for the corresponding interim period of the preceding fiscal year.  Please refer to Rule 3-02(b) of Regulation S-X.

We advise that Staff that to the extent interim financial statements for ARC Income Properties, LLC and ARC Income Properties III, LLC are presented in future amendments, comparative financial statements of the corresponding interim period of the preceding fiscal year will be presented as well.

70.
It appears the Pro Forma financial information, the financial statements for ARC Income Properties, LLC and the financial statements for ARC Income Properties III, LLC require updating.  Please revise your filing to include updated financial statements.

We advise the Staff that the financial information in the Registration Statement has been updated to December 31, 2010.

71.
We note your disclosure on page 63 that presentation of the results of American Realty Capital Properties, Inc. would not be meaningful.  Please tell us if you have incurred any offering costs to date.  Further, based on your disclosure at footnote (1) on page 58, it appears you will repay start-up costs previously paid by your sponsor; please tell us when you are obligated to reimburse these costs.  Within your response, please address the need for the REIT to accrue or disclose your obligation for any fees and expenses within financial statements and the related footnotes.

We advise the Staff that American Realty Capital Properties, Inc. was formed on December 2, 2010. As of September 30, 2010, the date of the financial statements included in the initial Registration Statement filed on February 11, 2011, the Company had not incurred third party fees or expenses. As of December 31, 2010, the Company has incurred certain offering costs, which are included in the audited financial statements of the Company from date of inception to December 31, 2010 which are included in the Registration Statement as amended. In the pre-effective stage of the offering, if the Manager pays any offering expenses on the Company’s behalf, these amounts will be repaid out of the proceeds of the offering. As these amounts are paid they will be recorded as a liability of the Company. As of December 31, 2010, the Manager had not paid any fees or expenses on behalf of the Company. All fees and expenses related to the offering that had been incurred as of December 31, 2010 were recorded as a liability of the Company.

72.
We note that you currently have properties in your acquisition pipeline, as you have disclosed on page 137.  Please provide to us management’s analysis of the probability of these acquisitions including management’s historical rate of closing such acquisitions.  If management determined that these acquisitions are probable, please tell us why Rule 3-14 financial statements have not been provided.  If management determined that these acquisitions are not probable, please revise your disclosure to specifically state this assessment.

We advise the Staff that the Company is reviewing for acquisition a number of properties, none of which is subject to a letter of intent or other agreement (or will be before the close of this offering).  ARC’s historical rate of closing properties not subject to a letter of intent is zero.  While we expect that some of these properties may become subject to a letter of intent (and subsequently a purchase and sale agreement) after the Company breaks escrow pursuant to this offering, it is currently impossible to determine which properties those will be.

ARC Income Properties, LLC and Subsidiaries

Consolidated Statements of Cash Flows, page F-6

73.
For the nine months ended September 30, 2010, you have included the same amount for the ‘equity contribution’ cash item as you have for the ‘contributions to equity’ non-cash item.  We further note that you have only recorded $1,148,369 on your Consolidated Statement of Changes in Member’s Deficiency.  It appears you have inadvertently included this equity contribution on two line items within your cash flow statement.  Please revise or advise.

We advise the Staff that all September 31, 2010 financial information in the Registration Statement has been updated to December 31, 2010 audited financial information and the referenced items have been corrected.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Allocation of Purchase Price of Acquired Assets, page F-8

74.
We note management’s use of third parties in your estimation process of allocating the purchase price of acquired assets.  As these third parties appear to be experts, please name the third parties and provide the appropriate consents.

We advise the Staff that, as part of the Company’s estimation processes, management may consider information obtained from third parties as a component of the estimation process.  Management always applies its judgment to all the relevant information it has with respect to acquired assets, including any third-party information it may obtain for this purpose, and uses this information to adjust for specific facts and circumstances.  No individual piece of third party information is material to the estimation process as the final estimates are management’s estimates and, as such, are attributed to management and not any third party.  As a result, based on the guidance in Securities Act Sections Compliance and Disclosure Interpretation 141.02 (which is described above in the response to comment 47), the Company does not believe that any relevant third parties are experts for which a consent is required to be filed as an exhibit to the Registration Statement. The referenced financial statement footnote has been revised to clarify this process.

75.
Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.

We advise the Staff that the footnote has been revised to include the manner in which the Company considered fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which the below market lease intangibles are amortized.

Note 3 – Real Estate Acquisitions, page F-12

76.	We note your line item for ‘Equity contribution’ on your table on page F-12. Please revise your filing to disclose the nature of this item.

We advise the Staff that the line item for “Equity contribution” in the referenced table has been revised to “Investment in real estate made by affiliate as equity contribution”.

ARC Income Properties III, LLC and Subsidiary

Notes to Consolidated Financial Statements

Note 9 – Subsequent Events (unaudited), page F-27

77.
We note your disclosure regarding the adjustment to the final purchase price.  Please tell us if the change to the purchase price was based on new information obtained about facts and circumstances that existed as of the acquisition date, and tell us management’s basis for that determination.  Reference is made to ASC 805-10-25.

We advise the Staff that, at the time of acquisition, the property was new construction with minimal additional work required to complete the acquisition.  An amount was held in escrow at closing for changes in the purchase price.  An ARC Predecessor Company recorded provisional amounts at December 31, 2009 as the final purchase price had not been determined as required by ASC 805-10-25-13.  In 2010, when the final purchase price was determined, the adjustment was retrospectively applied to the provisional amounts. The effect on depreciation of the retrospective adjustment was immaterial.

Pro Form Financial Information

General

78.	Please revise your filing to expand your introductory paragraph to provide more detail of the transaction. Please refer to Rule 11-02(b)(2).

We advise the Staff that the introductory paragraph has been expanded to provide more details of the transaction.

79.
Please tell us and revise your filing to disclose the entity you have selected as the accounting acquirer.  Within your response, please tell us how management selected the accounting acquirer.  Please refer to paragraphs 11-15 of ASC 805-10-55.

We advise the Staff that the Company is in the process of analyzing the questions presented in this comment and will supplementally provide a more detailed response in the near future and, to the extent necessary, revise the Registration Statement.

80.	For each of the properties to be acquired, please disclose the fair value of the property, the number of OP units to be issued, and the amount of debt to be assumed.

We advise the Staff that the Registration Statement has been revised to include the requested information on the fair value of properties, the number of OP units to be issued on a property by property basis and the mortgage debt balance to be assumed.

81.
It is unclear from your filing if you will account for the combination of the properties as a reorganization of entities under common control, a non-substantive merger, or using another method; please tell us and clarify in your filing which method is applicable to you.  Further, please tell us how management made that determination.  Within your response, please provide information supporting your determination, including organization charts.  Additionally, on page 24, you state that the ARC Predecessor Companies are under the common control of Nicholas S. Schorsch and William M. Kahane; please tell us how you determined that these individuals meet the definition of a control group.  We also note that on page 25, you disclose that these entities are presented based on the carryover basis of accounting as these entities are under common management by the principals of ARC.  Please tell us how you determined that common management results in carryover basis of accounting.

We advise the Staff that the Company is in the process of analyzing the questions presented in this comment and will supplementally provide a more detailed response in the near future and, to the extent necessary, revise the Registration Statement.

Notes to Pro Forma Consolidated Balance Sheets, page F-29

82.
We note your adjustment (5).  Please revise your filing to provide a reconciliation of from the gross offering proceeds of $67,500,000 and $110,000,000 to the amounts in this adjustment.  Further, please tell us why these amounts differ from the amounts for general working capital purposes you have disclosed in your Use of Proceeds table on page 58.

We advise the Staff that the referenced text has been revised to provide a reconciliation from the gross offering proceeds of $67,500,000 and $110,000,000 to the amounts in this adjustment and to conform the amounts to those disclosed in the “Use of Proceeds” table.

83.
We note your adjustment (6) for the Consolidated Balance Sheet and your adjustment (11) for the Consolidated Statements of Operations.  Specifically, we note your estimated costs of $1,000,000 for the new mortgage financing.  Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined that it was appropriate to include an adjustment for these deferred financing costs.  Within your response, please ensure that you address how this item is factually supportable.

We advise the Staff that, as disclosed in the prospectus, as part of the formation transactions the Company intends to refinance a portion of the existing mortgage with a new mortgage.  The Company has received a preliminary term sheet for the new mortgage financing and, based on both the level of financing and the sponsor’s prior experience with similar transactions, the Company has calculated certain costs, including estimated legal fees and closing costs that will be required to be paid to third parties and financing fees required to be paid to the Manager in connection with obtaining a new mortgage loan.  In accordance with GAAP, these fees will be capitalized and amortized over the term of the loan.  The Company therefore believes it has complied with Article 11 of Regulation S-X because including the new mortgage loan in the Company’s pro forma information without the associated costs would give an incomplete view of the refinancing transaction and omit the ongoing impact of the amortization of these costs over the term of the loan.

84.	We note your adjustment (12). Please revise your filing to provide a reconciliation from the gross offering proceeds of $67,500,000 and $110,000,000 to the amounts in this adjustment.

We advise the Staff that the referenced text has been revised to provide a reconciliation from the gross offering proceeds of $67,500,000 and $110,000,000 to the amounts in this adjustment.

Notes to Pro Forma Consolidated Statements of Operations, page F-32

85.
We note your adjustment for interest income on your Pro Forma Consolidated Statements of Operations.  Please revise your filing to include a description of this adjustment.  Please note that it is not appropriate to include an adjustment for interest income from the use of proceeds for the offering; rather, this information should be disclosed in a footnote.

We advise the Staff that the Pro Forma Consolidated Statements of Operations have been revised to remove the adjustment for interest income.

86.
We note your adjustment (9) Please tell us how you complied with Article 11 of Regulation S-X, or tell us how you determined that it was appropriate to include an adjustment for each of these items.  Within your response, please ensure that you address how each item is directly attributable to the transaction, factually supportable and has a continuing effect.

We advise the Staff that, as disclosed in the prospectus, as part of the formation transactions, the Company will issue shares of Class A Common Stock to the public, which will be registered securities and for which the Company has applied for listing and which the Company intends to have listed on a national securities exchange.  This will necessitate that, as a publicly traded company, the Company incur certain ongoing costs related to compliance that as private companies, the Predecessor entities did not incur.  The Predecessor entities did not have a board of directors, carry customary directors and officers liability insurance nor have a marketing or investor relations function, all of which are customary or required of a public company to comply with U.S Securities and Exchange Commission and national securities exchange requirements.  In addition, as a public company, the Company expects to incur additional legal fees and accounting fees for assistance with compliance with Federal securities laws, including with respect to periodic reporting obligations, as well as earnings releases.

87.
We note your adjustment (11).  For the anticipated new $55,000,000 note, please specifically disclose the effects of a 1/8% change in the assumed interest rate.  Also, in light of the fact that you are only in preliminary conversations with lenders, please tell us and revise your filing to disclose how you determined the interest rate is 5.67% is the appropriate rate to use.

We advise the Staff that the referenced footnote has been revised to include the effects of a 1/8% change in the assumed interest rate.  Please note that  the assumed interest rate has been revised to 4.40%. Additionally, disclosure has been added explaining that this projected interest rate is based on the facts that it was provided to the Company by one of the lenders with which the Company has been discussing the loan as indicative of a market interest rate for this type of loan and an affiliate of the Company’s sponsor recently closed on a loan commitment with similar terms.

Part II

Item 33, page II-1

88.	Please revise to provide all of the disclosure required by Item 701(d) of Regulation S-K.

We advise the Staff that the Registration Statement has been revised to include all of the disclosure required by Item 701(d) of Regulation S-K.

89.	We note that you relied upon Rule 506 for two of the transactions. It does not appear that you have filed a Form D regarding these transactions. Please advise.

We advise the Staff that both transactions for which the Company will rely on Rule 506 will close concurrently with the closing of the offering, at which time securities will be issued and Form Ds will be filed.

Item 37, Undertakings

90.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

We advise the Staff that the registration statement has been revised to include the undertakings required by Item 512(a) of Regulation S-K.

Exhibits

91.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

We advise the Staff that drafts of the legal and tax opinions have been filed as exhibits to the registration statement.  All other exhibits to the Registration Statement will be filed as promptly as possible.

92.	Please tell us why you are filing the “Form of” various agreements. Explain why you are not able to file final, executed agreements prior to effectiveness of the registration statement.

We advise the Staff that, except for the Contribution Agreement, the other agreements will be executed concurrently with the effectiveness of the Registration Statement.  The Company will file the executed copies of all such agreements with its immediately following periodic report.

93.
We note that you intend to file an unexecuted version of your articles of amendment and restatement as Exhibit 3.1.  Please note that the final executed version of this document must be filed prior to effectiveness.  Please refer to Item 601(b)(3) of Regulation S-K.

We advise the Staff that the final executed version of the articles of amendment and restatement of the Company will be filed prior to effectiveness of the Registration Statement.

94.	Please file the Tax Protection Agreement in accordance with Item 601(b)(l0) of Regulation S-K, or tell us why you believe you are not required to file this agreement.

We advise the Staff that the Tax Protection Agreement has been added to the exhibit index and will be filed with a future amendment to the Registration Statement.

95.
It appears that you will be financially dependent on two tenants.  Please file your agreements with these entities in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these agreements.

We advise the Staff that the lease with the Home Depot tenant has been filed as an exhibit to the Registration Statement.  Please note that no lease with either of the Citizens Bank tenants is individually material and, accordingly, such leases are not filed as exhibits to the Registration Statement.

96.
We note that you intend to enter into indemnification agreements with your directors and officers.  Please file the agreements in accordance with Item 60l(b)(10) of Regulation S-K, or tell us why you believe you are not required to file these agreements.

We advise the Staff that the exhibit index to the Registration Statement has been revised to account for the addition of the form of indemnification agreement between the Company and its directors and officers.  Such indemnification agreement will be filed with a future amendment to the Registration Statement.

Signatures

97.	Please revise to provide the signature of your controller or principal accounting officer as required by Form S-1.

We advise the Staff that the signature page of the Registration Statement has been revised to provide for the signature of the principal accounting officer.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld
Steven L. Lichtenfeld, Esq.